SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                 Phosphate Resource Partners Limited Partnership
                                 (Name of Issuer)

                                Depositary Units
                          (Title of Class of Securities)

                                    719217101
                                  (Cusip Number)


                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Depositary Units reported herein is 30,392,800, which constitutes approximately 29.4% of the total number of Depositary Units outstanding. All ownership percentages set forth herein assume that there are 103,465,778 Depositary Units outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 26,672,900 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 26,672,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     26,672,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  25.8%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power:  450,200
Number of
Units
Beneficially   8.   Shared Voting Power: 27,261,700 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  450,200
Person
With
               10.  Shared Dispositive Power: 27,261,700 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     27,711,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  26.8%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 26,672,900 Depositary Units, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
    M. Bass Foundation, with respect to 588,800 Depositary Units.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 26,672,900 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 26,672,900 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     26,672,900 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  25.8%

14.  Type of Reporting Person: CO
------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 27,261,700 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 27,261,700 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     27,261,700 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 26.3%

14.  Type of Reporting Person: IN
------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 26,672,900 Depositary Units, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 588,800 Depositary Units.

1.   Name of Reporting Person:

     Susan C. Bruce

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  64,100
Number of
Units
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  64,100
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     64,100

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 588,800 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 588,800 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     588,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%

14.  Type of Reporting Person: CO
------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
     M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 588,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 588,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     588,800 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%

14.  Type of Reporting Person: IN
------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,616,800 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,616,800(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,616,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  2.5%

14.  Type of Reporting Person: CO
------------
(1)  Power is exercised through its President and sole Director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 2,616,800 (1)
Number of
Units
Beneficially   8.   Shared Voting Power:  588,800 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,616,800 (1)
Person
With
               10.  Shared Dispositive Power:  588,800 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,205,600 (3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 3.1%

14.  Type of Reporting Person: IN
------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3) Solely in his capacity as President and sole Director of Keystone, Inc. with respect to 2,616,800 Units, and solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 588,800 Units.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 17, 1998, as amended by Amendment No. 1 dated September 15, 1998, as amended by Amendment No. 2 dated October 8, 1998, as amended by Amendment No. 3 dated November 3, 1998, as amended by Amendment No. 4 dated December 9, 1998, as amended by Amendment No. 5 dated January 14, 1999, as amended by Amendment No. 6 dated February 8, 1999, as amended by Amendment No. 7 dated March 8, 1999, as amended by Amendment No. 8 dated April 8, 1999, as amended by Amendment No. 9 dated May 12, 1999, as amended by Amendment No. 10 dated July 8, 1999, as amended by Amendment No. 11 dated August 5, 1999, as amended by Amendment No. 12 dated August 25, 1999, as amended by Amendment No. 13 dated September 15, 1999, as amended by Amendment No. 14 dated October 6, 1999, as amended by Amendment No. 15 dated November 3, 1999, as amended by Amendment No. 16 dated November 17, 1999, as amended by Amendment No. 17 dated December 31, 1999, as amended by Amendment No. 18 dated February 14, 2000, as amended by Amendment No. 19 dated March 24, 2000 (the "Schedule 13D"), relating to the Depositary Units (the "Units"), of Phosphate Resource Partners Limited Partnership (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Other(1)              $251,632,161.66

     R. Bruce        Personal Funds (2)    $  2,891,726.95

     Algenpar        Not Applicable        Not Applicable

     Crandall        Not Applicable        Not Applicable

     S. Bruce        Personal Funds (2)   $    460,238.60

     Foundation      Working Capital(3)    $  3,680,663.50

     A. Bass         Not Applicable        Not Applicable

     Keystone        Working Capital(3)    $ 21,442,981.58

     R. Bass         Not Applicable        Not Applicable

     (1)  Contributions from Partners.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Units.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     ALPINE

     The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 26,672,900, which constitutes approximately 25.8% of the outstanding Units.

     R. BRUCE

     Because of his positions as one of two general partners of Alpine and principal of Bruce Management (which has shared investment discretion over the Units owned by the Foundation), and because of his individual ownership of 450,200 Units, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 27,711,900 Units, which constitutes approximately 26.8% of the outstanding Units.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,672,900 Units, which constitutes approximately 25.8% of the outstanding Units.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,261,700 Units, which constitutes approximately 26.3% of the outstanding Units.

     S. BRUCE

     Pursuant to Rule 13d-3 of the Act, S. Bruce may be deemed to be the beneficial owner of 64,100 Units, which constitutes <0.1% of the outstanding Units.

     FOUNDATION

     The aggregate number of Units that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 588,800, which constitutes approximately 0.6% of the outstanding Units.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 588,800 Units, which constitutes approximately 0.6% of the outstanding Units.

     KEYSTONE

     The aggregate number of Units that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,616,800, which constitutes approximately 2.5% of the outstanding Units.

     R. BASS

     Because of his positions as sole director of Keystone and a director of the Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,205,600 Units, which constitutes approximately 3.1% of the outstanding Units.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,672,900 Units.

     R. BRUCE

     As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 26,672,900 Units. As principal of Bruce Management (which exercises shared investment discretion over the Units owned by the Foundation), R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units. In addition, R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 450,200 Units.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 26,672,900 Units.

     CRANDALL

     As  the  President and sole stockholder of Algenpar, which is  one  of  two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 26,672,900 Units. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     S. BRUCE

     S. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 64,100 Units.

     FOUNDATION

     Acting through its three directors and R. Bruce (as principal of Bruce Management which exercises shared investment discretion over the Units owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,616,800 Units.

     R. BASS

     As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,616,800 Units. As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     (c) During the past 60 days, the Reporting Persons have purchased Units in open market transactions on the New York Stock Exchange as follows:

REPORTING                     NO. OF UNITS    PRICE PER
PERSON         DATE           PURCHASED         UNIT

S. Bruce       05/15/00         7,100          $ 6.84
S. Bruce       05/16/00         6,500            6.74
R. Bruce       05/16/00         2,100            6.74
R. Bruce       05/18/00        16,600            6.66
R. Bruce       05/19/00         8,500            6.51
R. Bruce       05/22/00         7,500            6.49
R. Bruce       05/23/00        10,000            6.63
R. Bruce       05/25/00         4,000            6.49
R. Bruce       05/26/00         2,500            6.55
R. Bruce       05/30/00         4,000            6.43
R. Bruce       05/31/00         3,000            6.36
R. Bruce       06/01/00         2,000            6.36
R. Bruce       06/02/00        15,500            6.38
R. Bruce       06/05/00        15,500            6.38
R. Bruce       06/06/00        10,000            6.42
R. Bruce       06/08/00         7,500            6.22
R. Bruce       06/09/00         5,000            6.34
R. Bruce       06/12/00        10,000            6.44
R. Bruce       06/13/00        15,000            6.44
R. Bruce       06/14/00         1,000            6.43
R. Bruce       06/15/00        12,000            6.43
R. Bruce       06/16/00         6,000            6.30
R. Bruce       06/19/00        10,200            6.42
R. Bruce       06/20/00         8,000            6.25
R. Bruce       06/21/00        15,000            6.30
R. Bruce       06/22/00         3,000            6.40
R. Bruce       06/23/00         5,000            6.39
R. Bruce       06/26/00        14,000            6.46
R. Bruce       06/27/00        14,500            6.45
R. Bruce       06/28/00        15,800            6.05
R. Bruce       06/29/00        10,000            6.11
R. Bruce       06/30/00        12,400            6.01
R. Bruce       07/05/00         5,000            6.19
R. Bruce       07/06/00        20,000            6.27
R. Bruce       07/07/00         7,600            6.30
R. Bruce       07/10/00        10,300            6.30
R. Bruce       07/11/00        26,600            6.30
R. Bruce       07/12/00        23,000            6.29
R. Bruce       07/13/00         9,000            5.81

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  99.1  --  Agreement  pursuant  to  Rule  13d-1(k)(1)(iii),   filed
herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED: July 13, 2000


                                  ALPINE CAPITAL, L.P.


                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager


                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III


                                  ALGENPAR, INC.


                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                  /s/ Susan C. Bruce
                                  SUSAN C. BRUCE


                                  KEYSTONE, INC.


                                  By:  /s/ W.R. Cotham
                                        W.R. Cotham,
                                        Vice President


                                 /s/ W.R. Cotham
                                 W.R. Cotham,

                                 Attorney-in-Fact for:

                                 THE ANNE T. AND ROBERT M.
                                   BASS FOUNDATION (1)
                                 ANNE T. BASS (2)
                                 ROBERT M. BASS (3)

(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of the Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                        EXHIBIT INDEX


EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.